SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Voake, Richard C (Last) (First) (Middle) 210 N. Hudson Street, #2219 (Street) Pasadena, CA 91101 (City) (State) (Zip) US	2. Issuer Name and Ticker or Trading Symbol GBC Bancorp GBCB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) January 13, 2003 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	01/13/2003	X |	600.00 | A | $14.25	1,600.00	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Voake, Richard C - January 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (Right to Buy)	$29.40	01/17/2002	A |	(A) 2,000.00	07/17/2002 (1) | 01/16/2008	Common Stock - 2,000.00	$29.40	2,000.00	D
Stock Option (Right to Buy)	$14.25	01/13/2003	X |	(D) 600.00	07/16/1997 (1) | Various (2)	Common Stock - 600.00	$14.25	0.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 01-14-2003 ** Signature of Reporting Person Date /s/ Richard C. Voake Richard C Voake Page 2 SEC 1474 (3-99)

Voake, Richard C - January 2003
Form 4 (continued)
FOOTNOTE Descriptions for GBC Bancorp GBCB

Form 4 - January 2003

Richard C Voake
210 N. Hudson Street, #2219

Pasadena, CA 91101
Explanation of responses:

 (1)   The options are exercisable starting 6 months after the grant date, with 20% of the shares covered thereby becoming exercisable at that time, and with an additional 20% of the option shares becoming exercisable on each successive anniversary of the grant date.
(2)   Each 20% installment of the option shares will expire 2 years after the date of such installment becomes exercisable, with the exception of the first installment, which will expire one and one-half year after the date such installment becomes exercisable.

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